Filed Pursuant to Rule 433

dated August 12, 2020

Relating to

Preliminary Prospectus Supplement

dated August 12, 2020 and

Prospectus dated November 17, 2017

Registration Statement No. 333-221638

Final Term Sheet

$1,100,000,000

Public Service Enterprise Group Incorporated

$550,000,000 0.800% Senior Notes due 2025

$550,000,000 1.600% Senior Notes due 2030

August 12, 2020

Issuer:	Public Service Enterprise Group Incorporated

Trade Date:	August 12, 2020

Settlement Date:	August 14, 2020 (T+2)

Aggregate Proceeds to Issuer Before Expenses:	$1,090,875,500

Security:	0.800% Senior Notes due 2025	1.600% Senior Notes due 2030

Ratings*:	Baa1 (stable outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings

Security Type:	Senior Unsecured Fixed Rate Notes	Senior Unsecured Fixed Rate Notes

Principal Amount:	$550,000,000	$550,000,000

Maturity Date:	August 15, 2025	August 15, 2030

Coupon:	0.800% per annum	1.600% per annum

Interest Payment Dates:	The 15th of each February and August, beginning February 15, 2021	The 15th of each February and August, beginning February 15, 2021

Redemption Provisions:

At any time prior to July 15, 2025 (one month prior to the maturity date), at a price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes being redeemed that would be due if the Notes matured on July 15, 2025, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 10 basis points (0.100%), plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time on or after July 15, 2025, at a price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time prior to May 15, 2030 (three months prior to the maturity date), at a price equal to the greater of (a) 100% of the principal amount of the Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the Notes being redeemed that would be due if the Notes matured on May 15, 2030, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points (0.150%), plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

At any time on or after May 15, 2030, at a price equal to 100% of the principal amount of the Notes being redeemed, plus any accrued and unpaid interest on the principal amount of the Notes being redeemed to, but excluding, the redemption date.

Benchmark Treasury:	0.250% due July 31, 2025	0.625% due May 15, 2030

Benchmark Treasury Yield:	0.296%	0.670%

Re-offer Spread to Benchmark:	55 basis points	95 basis points

Re-offer Yield:	0.846%	1.620%

Price to Public:	99.775% of Principal Amount	99.816% of Principal Amount

CUSIP / ISIN:	744573AP1 / US744573AP19	744573AQ9 / US744573AQ91

Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC TD Securities (USA) LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC	Barclays Capital Inc. Goldman Sachs & Co. LLC TD Securities (USA) LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	CIBC World Markets Corp. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.	CIBC World Markets Corp. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or TD Securities (USA) LLC toll-free at 1-855-495-9846.